UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-35388

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.
PROSPERITY BANK PLAZA
4295 SAN FELIPE
HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Prosperity Bancshares, Inc. 401(k) Committee and Plan Participants of

Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis,evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan's auditor since 2011.

Houston, Texas

June 22, 2026

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$38,813,766	$40,006,459
Mutual funds	79,774,967	73,721,521
Collective investment trusts	243,037,548	220,268,306
Money market account	15,054,224	17,755,585
	376,680,505	351,751,871
Notes receivable from participants	6,301,469	6,047,281
Other receivable	22,212	27,100
Cash	3,162	3,140
TOTAL ASSETS	383,007,348	357,829,392

LIABILITIES
Other liabilities	2	2
TOTAL LIABILITIES	2	2
NET ASSETS AVAILABLE FOR BENEFITS	$383,007,346	$357,829,390

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$36,982,084
Interest and dividends	5,870,579
42,852,663

Interest income on notes receivable from participants	519,757

Contributions:
Participants’ rollovers	2,627,868
Participants’ elective deferrals	17,244,514
Employer’s matching	6,667,456
26,539,838

TOTAL ADDITIONS	69,912,258

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	44,409,585
Administrative expenses	324,717
TOTAL DEDUCTIONS	44,734,302

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	25,177,956
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	357,829,390
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$383,007,346

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s document for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Contributions

Each year a participant may contribute up to 75% of eligible compensation subject to the maximum amount allowable under the Internal Revenue Code of 1986, as amended (the “Code”). Participants also have the option of making Roth salary deferral contributions. If a participant is age fifty (50) or older, he or she may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the beginning of each payroll period or stop contributing at any time. Participants are also permitted to deposit into the Plan, distributions from other plans and certain Individual Retirement Accounts as rollover contributions.

The Bank, at its discretion, may contribute to the Plan a matching contribution which is determined annually. In 2025, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation, calculated annually. The Bank may also make a discretionary profit sharing contribution. No profit sharing contributions were made during 2025.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and profit sharing contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2025 and 2024, all investments of the Plan were participant-directed.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution and profit sharing contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after two (2) years of service and are one hundred percent (100%) vested after six (6) years of service. A participant becomes 100% vested when terminated from employment due to death or disability, or upon reaching the normal retirement age of 62.

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through scheduled payroll deductions. A participant may have up to two outstanding loans at a time.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

F. Payment of Benefits

A participant may receive installment payments, partial withdrawals or a lump-sum amount, equal to the vested value of the participant’s account, due to a separation of service, death, disability, or retirement. The Plan does permit hardship distributions. Hardship distributions are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs. In-service distributions for participants who are at least age 59 1/2 are permitted from a participant's fully vested account balance. Distributions from a participant’s rollover account may be made at any time. Effective January 1, 2025, the Plan allows expanded distribution options under the Secure 2.0 Act. This option allows for limited withdrawals for Qualified Birth or Adoption, Domestic Abuse Victim, Emergency Expense, and Qualified Natural Disaster Area. The Plan will be formally amended for these provisions by December 31, 2026.

G. Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the reduction of employer matching contributions or the payment of Plan administrative expenses. During the year ended December 31, 2025, $1,248,339 was used to reduce employer matching contributions. As of December 31, 2025 and 2024, the forfeitures account had a balance of $36,044 and $664,943, respectively.

H. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable following any such termination.

I. Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Payment of Benefits

Benefits are recorded when paid.

E. Contributions

Contributions from Plan participants and the Bank matching contributions are recorded in the plan year in which the participant contributions are withheld from compensation. The Bank discretionary profit sharing contribution is recorded in the plan year in which participant compensation is paid.

F. Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

G. Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant’s account and are included in administrative expenses. Other administrative, trust, and audit fees are paid by the Plan and are also included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•
Level 1 - Quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 or 2024.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts: The Plan’s investments in the Great Gray Trust Company, LLC and SEI Trust Company funds are stated at fair value based upon quoted active market prices of the net asset value of shares held by the Plan, except for the Stable Value Fund II which invests in the Putnam Stable Value Fund and the Fidelity Institutional AM Total International Equity Fund which are valued at net asset value based on the underlying unit value reported by the trustee based on the fair value of the underlying investments less liabilities. There are no redemption restrictions on the Stable Value Fund II. The Fidelity Institutional AM Total International Equity Fund requires the plan to provide five business day advance notice for plan directed withdrawals exceeding $1 million of the assets invested in the fund. The Plan has no unfunded commitments and no contractual obligations to further invest in the trusts.

Money Market Account: Money market account is valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

The following tables set forth the Plan’s assets at fair value by level within the fair value hierarchy as of:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. Common Stock	$38,813,766	$—	$—	$38,813,766
Mutual Funds	79,774,967	—	—	79,774,967
Collective Investment Trusts	223,839,132	19,198,416	—	243,037,548
Money Market Account	15,054,224	—	—	15,054,224
TOTAL INVESTMENTS, at Fair Value	$357,482,089	$19,198,416	$—	$376,680,505

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. Common Stock	$40,006,459	$—	$—	$40,006,459
Mutual Funds	73,721,521	—	—	73,721,521
Collective Investment Trusts	206,979,884	13,288,422	—	220,268,306
Money Market Account	17,755,585	—	—	17,755,585
TOTAL INVESTMENTS, at Fair Value	$338,463,449	$13,288,422	$—	$351,751,871

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 4 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options of Prosperity Bancshares, Inc. common stock, mutual funds, fixed income securities, collective investment trusts, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

The Plan's investment in shares of Prosperity Bancshares, Inc. common stock represents 10% and 11% of total investments at fair value as of December 31, 2025 and 2024, respectively. As a result of this concentration, any significant fluctuation in the market value of the common stock could affect individual participant accounts and the net assets available for benefits of the Plan.

NOTE 5 - TAX STATUS

The Plan adopted a prototype non-standardized pre-approved defined contribution plan document, which obtained its latest opinion letter dated June 30, 2020 in which the IRS stated that the prototype document satisfies the applicable provisions of the Code. The Bank believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, contributions to the Plan and earnings from its assets are not currently taxable to the Plan or its participants.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank and Fidelity Management Trust Company ("Fidelity"), the trustee of the Plan. The Plan invests in common stock of Prosperity Bancshares, Inc. and a money market account at the Bank, and certain investments in mutual funds and collective investment trusts managed by entities affiliated with Fidelity. These transactions, as well as notes receivable from participants qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions.

NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 2026, Prosperity Bancshares, Inc. (the “Company”) completed the merger of American Bank Holding Corporation (“American”) with and into the Company and the subsequent merger of American’s wholly owned subsidiary American Bank, N.A., into the Bank. In conjunction with the transaction, accounts of the acquired employees participating in their previous employer's qualified plan were transferred into the Plan on April 1, 2026. On April 1, 2026, $53,678,675 was transferred into the Plan.

Effective February 1, 2026, the Company completed the merger of Southwest Bancshares, Inc. (“Southwest”) into the Company and the subsequent merger of Southwest’s wholly owned subsidiary, Texas Partners Bank, into the Bank. In conjunction with the transaction, the Texas Partners Bank 401(k) Plan was terminated. Associates have the option to join the Plan.

On January 28, 2026, the Company and Stellar Bancorp, Inc. (“Stellar”) jointly announced the signing of a definitive merger agreement whereby Stellar, the parent company of Stellar Bank, will merge with and into the Company and Stellar Bank will merge with and into the Bank. In conjunction with the pending transaction, accounts of the acquired employees participating in their previous employer's qualified plan are expected to be transferred into the Plan during the third quarter 2026, but the amount of plan assets to be transferred is currently being valued.

Management has evaluated subsequent events from December 31, 2025 through June 22, 2026, the date the financial statements were available to be issued, and found no subsequent events, other than those noted above.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

EIN: 74-2331986
Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Prosperity Bank Money Market Account	Money Market Account	**	$15,054,224
*	Prosperity Bancshares, Inc. Common Stock	Common Stock	**	38,813,766
*	Fidelity Government Money Market K6	Mutual Fund	**	81,805
	American Funds American Balanced R6	Mutual Fund	**	23,833,517
	American Funds New Perspective R6	Mutual Fund	**	14,567,094
	Calvert Equity Fund Class R6	Mutual Fund	**	4,381,347
*	Fidelity Mid Cap Index Fd	Mutual Fund	**	10,933,362
*	Fidelity Small Cap Index Fd Instl Premium Cl	Mutual Fund	**	2,517,773
*	Fidelity Emerging Markets K	Mutual Fund	**	2,534,924
	Vanguard 500 Index Admiral	Mutual Fund	**	13,143,229
	Vanguard Intermed.-Term Bond Index	Mutual Fund	**	5,034,380
	Vanguard Mid Cap Index Fd Admiral	Mutual Fund	**	1,101,243
	Vanguard Small Cap Index Fd Admiral	Mutual Fund	**	1,646,293
	Great Gray Trust Company, LLC:
	Flexpath Index Aggressive 2035 M	Collective Investment Trust	**	3,940,655
	Flexpath Index Aggressive 2045 M	Collective Investment Trust	**	1,955,521
	Flexpath Index Aggressive 2055 M	Collective Investment Trust	**	2,308,262
	Flexpath Index Aggressive 2065 M	Collective Investment Trust	**	576,486
	Flexpath Index Aggressive Retirement M	Collective Investment Trust	**	1,901,183
	Flexpath Index Conservative 2035 M	Collective Investment Trust	**	2,025,155
	Flexpath Index Conservative 2045 M	Collective Investment Trust	**	329,596
	Flexpath Index Conservative 2055 M	Collective Investment Trust	**	1,055,481
	Flexpath Index Conservative 2065 M	Collective Investment Trust	**	53,713
	Flexpath Index Conservative Retirement M	Collective Investment Trust	**	2,002,441
	Flexpath Index Moderate 2035 M	Collective Investment Trust	**	34,003,590
	Flexpath Index Moderate 2045 M	Collective Investment Trust	**	23,349,839
	Flexpath Index Moderate 2055 M	Collective Investment Trust	**	17,211,909
	Flexpath Index Moderate 2065 M	Collective Investment Trust	**	1,899,142
	Flexpath Index Moderate Retirement M	Collective Investment Trust	**	32,957,789
	Blackrock Equity Index Cl 1	Collective Investment Trust	**	42,333,217
	Blackrock EAFE Index Fund Cl 1	Collective Investment Trust	**	1,412,470
	Large Cap Growth III Fund I1	Collective Investment Trust	**	26,384,064
	Large Cap Value Fund Cl I1	Collective Investment Trust	**	10,256,723
	Small Cap Growth Fund II Cl I1	Collective Investment Trust	**	4,663,627
	Small Cap Value II I1	Collective Investment Trust	**	2,512,134
	FIAM Total International Equity Fund	Collective Investment Trust	**	7,711,826
	Stable Value Fund I1	Collective Investment Trust	**	11,486,590
	PGIM Tot Ret Bond LP	Collective Investment Trust	**	8,427,541
	SEI Trust Company:
	C&S Us Realty RS	Collective Investment Trust		2,278,594
				376,680,505
*	Participant Loans	Interest rate range: 4.25% to 9.50% with varying maturity dates	0	6,301,469
				$382,981,974

* A party-in-interest as defined by ERISA.

** Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 22, 2026	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ J. Mays Davenport
J. Mays Davenport
Executive Vice President and Director of Corporate Strategy
Prosperity Bancshares, Inc.

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm